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Exhibit 4.4

BFI Canada Income Fund — MD&A for the year ended December 31, 2007

Disclaimer

        This document may contain forward-looking information relating to the operations of BFI Canada Income Fund (the "Fund") or to the environment in which it operates, which are based on estimates, forecasts, and projections. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of factors could cause actual outcomes and results to differ materially from those estimated, forecast or projected. These factors include those set forth in the Fund's Annual Information Form ("AIF") for the year ended December 31, 2007. Consequently, readers should not rely on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Although the forward-looking information contained herein is based on what management believes to be reasonable assumptions, unitholders are cautioned that actual results may differ. Management disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Introduction

        The following is a discussion of the consolidated financial condition and results of operations of the Fund for the year ended December 31, 2007 and has been prepared with all information available up to and including March 6, 2008. All amounts are reported in Canadian dollars, unless otherwise stated. The consolidated financial statements ("financial statements") of the Fund have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This discussion should be read in conjunction with the financial statements of the Fund, including notes thereto, and management's discussion and analysis ("MD&A") for the years ended December 31, 2006 and 2005 filed on www.sedar.com.

Corporate Overview

        The Fund, through its operating subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste ("waste") collection and disposal services to commercial, industrial, municipal and residential customers in five Canadian provinces and ten states in the United States ("U.S."). The Fund provides service to over 1.8 million customers with vertically integrated collection and disposal assets.

        The Fund's Canadian segment operates under the BFI Canada brand and is Canada's second largest full-service waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. This segment provides service to 20 Canadian markets and operates five landfills, four transfer collection stations, seven material recovery facilities ("MRFs"), and one landfill gas to energy facility.

        The Fund's U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, and Maryland. This segment provides service to 38 U.S. markets and operates 17 landfills, 31 transfer collection stations, 10 MRFs, and one transportation operation.

        The Fund makes cash distributions to unitholders based on all amounts received by the Fund, and IESI Corporation ("IESI"), an indirect subsidiary of the Fund, pays equivalent dividends to participating preferred shareholders ("non-controlling interest"). Distributions and dividends are determined by the Trustees from time to time. The Fund's declaration of trust provides that distributions declared are to be paid on or about the 15th day of the succeeding month (see Disclosure of outstanding trust unit data for additional details).

 Highlights — For the year ended December 31, 2007
(all amounts are in thousands of Canadian dollars, except per trust unit and participating preferred share ("PPS"), unless otherwise stated)

Financial highlights

	Year ended December 31
	2007	2006
Operating results
Revenues	$917,357	$771,819
Operating expenses	531,614	436,311
Selling, general and administration expenses ("SG&A")	110,208	99,591

Income before the following ("EBITDA(A)")	275,535	235,917
Amortization	161,006	148,128
Interest on long-term debt	42,964	34,307
Financing costs	7,192	79
Net gain on sale of capital assets	(1,434)	(443)
Net loss on financial instruments	9,384	3,363
Net foreign exchange loss (gain)	13,671	(2,578)
Other expenses	48	210

Income before income taxes and non-controlling interest	42,704	52,851

Income tax expense	4,697	12,917
Non-controlling interest	6,320	7,191

Net income	$31,687	$32,743

Net income per weighted average trust unit, basic & diluted	$0.56	$0.61

Trust units and PPSs outstanding
Weighted average number of trust units outstanding	56,564	53,506
Weighted average number of PPSs outstanding	11,239	11,885

Weighted average number of trust units and PPSs outstanding	67,803	65,391

Aggregate number of trust units and PPSs outstanding	68,706	65,391

Maintenance and growth expenditures
Maintenance capital and landfill expenditures ("maintenance expenditures") — (see page 11)	$56,463	$52,504
Growth capital and landfill expenditures ("growth expenditures")	97,022	77,372

Total maintenance and growth expenditures	$153,485	$129,876

Operating and free cash flow
Cash generated from operating activities	$217,415	$185,698
Free cash flow available for distribution(B) (see page 10)	$168,486	$141,857
Free cash flow available for distribution(B) per weighted average trust unit and PPS	$2.48	$2.17
Distributions and dividends
Distributions declared, trust units	$102,888	$93,721
Dividends declared, PPSs	20,438	20,582

Total distributions and dividends declared	$123,326	$114,303

Total distributions and dividends declared per weighted average trust unit and PPS	$1.82	$1.75

Financial highlights for the year ended December 31, 2007

Year ended December 31
Increase in consolidated revenues	$145,538
Total consolidated revenue percentage increase	18.9%
Total consolidated revenue percentage increase, excluding the impact of foreign currency translation	23.1%
Total consolidated EBITDA(A) percentage increase, excluding the impact of foreign currency translation	20.5%
Increase in cash generated from operating activities	$31,717
Increase in free cash flow available for distribution(B)	$26,629
Percentage increase in free cash flow available for distribution(B)	18.8%
Payout ratio	73.2%
Payout ratio, excluding the effect of foreign currency hedge agreements	76.2%

Other highlights

•
Effective August 31, 2007, the Fund acquired Winters Bros. Waste Systems, Inc. ("Winters Bros.") for total cash consideration of approximately U.S. $277,200.
•
Effective August 31, 2007, the Fund amended its U.S. long-term debt facility. Concurrently, the Fund's U.S. $160,000 note receivable ("U.S. note") from IESI was effectively cancelled through a restructuring.
•
Effective August 28, 2007, the Fund received all of the necessary permits for the expansion of its Seneca Meadows landfill.
•
Effective August 31, 2007, the Fund received an operating permit to continue accepting waste at its Calgary landfill through 2010.
•
Effective April 5, 2007, the Fund closed a 3,565 trust unit offering, inclusive of the exercised over-allotment option, for net proceeds of approximately $87,600. Proceeds from the offering were used to repay U.S. revolving credit facility advances.
•
Effective March 21, 2007, the Fund amended its Canadian long-term debt facility.
•
Effective March 28, 2007, the Fund entered into a new 15 year agreement for variable rate demand solid waste disposal revenue bonds ("IRBs") in the state of Texas.
•
For the year ended December 31, 2007, and excluding the acquisition of Winters Bros., the Fund completed 17 acquisitions.
•
The Trustees continue to actively work with management to review the Fund's corporate structure in light of changes to the taxation of income trusts as it relates to the Fund's continuous improvement and growth strategy. To date no definitive conclusions have been reached.

Review of Operations — For the year ended December 31, 2007
(all amounts are in thousands of Canadian dollars, except foreign currency exchange rate amounts, unless otherwise stated)

Foreign Currency Exchange Rates

        The Fund reports its financial results in Canadian dollars, and consequently changes in the foreign currency exchange rate between Canada and the U.S. impacts the translated value of the Fund's U.S. operating results. U.S. operating results are translated to Canadian dollars using the current rate method of accounting which applies the average foreign currency exchange rate in effect between Canada and the U.S. during the reporting period. U.S. assets and liabilities are translated to Canadian dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date. Translation adjustments are included in other comprehensive (loss) income and are only included in the determination of net income when a reduction in the Fund's investment in its foreign operations is realized. Effective August 31, 2007, concurrent with the closing of the Winters Bros. acquisition and U.S. long-term debt facility amendment, the Fund's U.S. note was cancelled. The resulting realized foreign exchange loss, approximately $7,700, is recorded in the consolidated statement of operations and comprehensive (loss) income.

        The U.S. segments' financial position and operating results have been translated to Canadian dollars applying the following foreign currency exchange rates:

	2007			2006
	Current	Average	Cumulative Average	Current	Average	Cumulative Average
March 31	$1.153	$1.172	$1.172	$1.167	$1.155	$1.155
June 30	$1.063	$1.098	$1.135	$1.115	$1.122	$1.138
September 30	$0.996	$1.045	$1.105	$1.115	$1.121	$1.133
December 31	$0.988	$0.982	$1.074	$1.165	$1.139	$1.134

Foreign Currency Hedge

        A significant portion of the Fund's operating results, maintenance expenditures, interest on long-term debt, and cash income taxes reported in Canadian dollars, originate in the U.S. Operating expenses, maintenance expenditures, interest on long-term debt, and cash income taxes originating in the U.S. are settled in U.S. dollars generated from U.S. operations which results in a natural cash flow hedge. A portion of the resulting free cash flow available for distribution(B) is hedged by three single rate hedge agreements through February 2008 to purchase 4,500 Canadian dollars monthly at an average foreign currency exchange rate of approximately $1.222. The purpose of these hedge agreements is to protect a portion of Canadian dollar denominated distributions, which are supported by U.S. dollar denominated cash flows, from fluctuations in the foreign currency exchange rate between Canada and the U.S. The Fund has not designated these derivative financial instruments as a hedge. Accordingly, changes in the fair value of these derivative financial instruments, non-cash items, are included in the determination of net income.

Foreign Currency Exchange Impact on Consolidated Results

        Readers are reminded that a significant portion of the Fund's financial results originate in the U.S. The following table has been prepared to assist readers in assessing the impact of foreign currency exchange on the Fund's consolidated results for the year ended December 31, 2007.

	Fund results for 2007 less 2006	Impact of foreign currency exchange(1)	Organic growth, acquisitions and other non-operating changes
Financial highlights
Revenues	$145,538	$(32,582)	$178,120
Operating expenses	95,303	(19,987)	115,290
SG&A	10,617	(3,854)	14,471

Income before the following ("EBITDA(A)")	39,618	(8,741)	48,359
Amortization	12,878	(5,804)	18,682
Interest on long-term debt	8,657	(1,817)	10,474
Financing costs	7,113	(114)	7,227
Net gain on sale of capital assets	(991)	52	(1,043)
Net loss on financial instruments	6,021	(536)	6,557
Net foreign exchange loss (gain)	16,249	209	16,040
Other expenses	(162)	(3)	(159)

Income before income taxes and non-controlling interest	(10,147)	(728)	(9,419)

Income tax expense	(8,220)	190	(8,410)
Non-controlling interest	(871)	—	(871)

Net income	$(1,056)	$(918)	$(138)

	Fund results for 2007 less 2006	Impact of foreign currency exchange(1)	Organic growth, acquisitions and other non-operating changes
Review of Operations
Revenues — Canada	$47,887	$—	$47,887
Revenues — U.S. south	$47,569	$(17,653)	$65,222
Revenues — U.S. northeast	$50,082	$(14,929)	$65,011
Operating expenses — Canada	$28,740	$—	$28,740
Operating expenses — U.S. south	$27,060	$(11,462)	$38,522
Operating expenses — U.S. northeast	$39,503	$(8,525)	$48,028
SG&A — Canada	$1,418	$—	$1,418
SG&A — U.S. south	$4,173	$(2,286)	$6,459
SG&A — U.S. northeast	$5,026	$(1,568)	$6,594
Cash generated from operating activities	$31,717	$(5,089)	$36,806
Free cash flow available for distribution(B) (see page 10)	$26,629	$(4,565)	$31,194
Maintenance and growth expenditures
Total	$23,609	$(6,063)	$29,672
Maintenance — Canada	$1,525	$—	$1,525
Maintenance — U.S.	$2,434	$(2,049)	$4,483
Growth — Canada	$(5,250)	$—	$(5,250)
Growth — U.S.	$24,900	$(4,014)	$28,914

Notes:

(1)
U.S. segment results, stated in U.S. dollars, for the year ended December 31, 2007 multiplied by the difference between the 2007 and 2006 average foreign currency exchange rates.

        The discussions to follow are in addition to the impact of foreign currency exchange fluctuations detailed in the table above.

Revenues

	Year ended December 31
	2007	2006	$ Change
Total	$917,357	$771,819	$145,538
Canada	$336,527	$288,640	$47,887
U.S. south	$314,690	$267,121	$47,569
U.S. northeast	$266,140	$216,058	$50,082

        The increase in consolidated revenues for the year ended is due in part to organic Canadian and U.S. segment growth, approximately $35,000 and $35,600 or 12.6% and 7.5%, respectively, where organic growth excludes the impact of fuel and environmental surcharges, acquisitions and foreign currency translation. Revenue growth attributable to acquisitions and fuel and environmental surcharges accounts for the balance of the increase. The Fund's U.S. northeast segment experienced some revenue softness at its landfills in the latter half of the year. The decline is due to an increase in overall disposal capacity within the segment coupled with an overall economic softening in the region leading primarily to lower volumes entering Fund-owned landfills. The unfavourable impact of foreign currency translation was partially offset by higher fuel and environmental surcharges.

Operating expenses

	Year ended December 31
	2007	2006	$ Change
Total	$531,614	$436,311	$95,303
Canada	$175,305	$146,565	$28,740
U.S. south	$204,323	$177,263	$27,060
U.S. northeast	$151,986	$112,483	$39,503

        Higher total disposal and labour costs amount to approximately $60,300 and $28,600, respectively, and are attributable to higher internally collected waste volumes and higher costs to service new and existing customers, contracts, and acquisitions. The balance of the change is due principally to higher vehicle operating costs and repairs and maintenance expense partially offset by a decline in insurance and equipment and facility rent.

SG&A

	Year ended December 31
	2007	2006	$ Change
Total	$110,208	$99,591	$10,617
Canada	$41,504	$40,086	$1,418
U.S. south	$40,743	$36,570	$4,173
U.S. northeast	$27,961	$22,935	$5,026

        Higher total salaries represent approximately $8,000 of the total increase. Acquisition and organic growth are the primary reasons for the increase in total salaries. Higher facility and office costs and travel expenditures, as a result of acquisition and organic growth, are the primary reasons for the balance of the change.

Amortization

	Year ended December 31
	2007	2006	$ Change
Total	$161,006	$148,128	$12,878
Canada	$57,538	$56,215	$1,323
U.S. south	$50,561	$45,193	$5,368
U.S. northeast	$52,907	$46,720	$6,187

        Higher amortization totaling approximately $12,900 is due in large part to acquisitions and acquired growth capital through 2006 and 2007.

Interest on long-term debt

	Year ended December 31
	2007	2006	$ Change
Total	$42,964	$34,307	$8,657
Canada	$10,567	$9,120	$1,447
U.S.	$32,397	$25,187	$7,210

        Financing growth expenditures, working capital, and acquisitions, partially offset by the application of net proceeds from the Fund's trust unit offering against U.S. revolving credit facility advances and lower borrowing costs attributable to IRB financings completed in the year, are the primary causes of the increase in interest expense for the Fund's U.S. segment. Financing growth expenditures, working capital, and acquisitions has also increased interest expense for the Fund's Canadian segment.

Financing costs

	Year ended December 31
	2007	2006	$ Change
Total	$7,192	$79	$7,113
Canada	$150	$79	$71
U.S.	$7,042	$—	$7,042

        Financing costs were incurred to amend the Fund's U.S. and Canadian revolving credit facilities and to raise IRBs in the state of Texas.

Net gain on sale of capital assets

	Year ended December 31
	2007	2006	$ Change
Total	$(1,434)	$(443)	$(991)
Canada	$(508)	$(77)	$(431)
U.S.	$(926)	$(366)	$(560)

        The disposition and replacement of landfill equipment in Canada and the U.S. and the sale of certain equipment in the U.S. resulted in the net gains on sale.

Net loss on financial instruments

	Year ended December 31
	2007	2006	$ Change
Total	$9,384	$3,363	$6,021
Canada	$(176)	$—	$(176)
U.S.	$9,560	$3,363	$6,197

        Effective January 1, 2007, the Fund adopted the Canadian Institute of Chartered Accountants ("CICA") accounting standard for financial instruments. This standard resulted in the Fund recognizing and measuring fair value changes in certain financial assets and liabilities. The transitional provisions of this standard did not require retroactive application and accordingly no amounts were recognized in the Canadian segment for the comparative year.

        The Canadian segment gain on financial instruments relates to changes in the fair value of funded landfill post-closure costs, approximately ($200). U.S. segment losses are due largely to interest rate swaps, approximately $8,300. A comparative reduction in losses on foreign currency exchange agreements and old corrugated cardboard ("OCC") hedge agreements accounts for the balance of the change.

Net foreign exchange loss (gain)

	Year ended December 31
	2007	2006	$ Change
Total	$13,671	$(2,578)	$16,249
Canada	$17,390	$94	$17,296
U.S.	$(3,719)	$(2,672)	$(1,047)

        For the period from January 1 through August 31, 2007, the Fund's U.S. note was translated as if it was a third-party foreign currency trade balance. The resulting net unrealized and realized foreign exchange losses on translation of the U.S. note, approximately $9,700 and $7,700, respectively, were recorded in the Fund's Canadian segment results. Net foreign exchange gains realized by the Fund's U.S. segment are principally attributable to gains realized on the settlement of foreign currency exchange agreements.

Other expenses

	Year ended December 31
	2007	2006	$ Change
Total	$48	$210	$(162)
Canada	$—	$—	$—
U.S.	$48	$210	$(162)

        Other expenses are comprised of various management bonus costs related to certain acquisitions.

Income tax expense

	Year ended December 31
	2007	2006	$ Change
Total	$4,697	$12,917	$(8,220)
Canada	$8,091	$5,885	$2,206
U.S.	$(3,394)	$7,032	$(10,426)

        Current income taxes increased approximately $3,300, for the Fund's Canadian segment, and was partially offset by an approximately $1,100 decline in future income tax expense. Cash taxes payable by certain Canadian operating subsidiaries is the primary cause of the increase in current income taxes. A rise in unutilized tax loss carryfowards in certain Canadian non-operating subsidiaries was partially offset by the erosion of tax loss carryforwards in certain Canadian operating subsidiaries, and collectively are the primary reason for the decline in future income tax expense.

        The increase in U.S. segment income tax recoveries is due almost entirely to a decline in future income tax expense, approximately $10,300. The decline in future income tax expense is the result of a decline in non-deductible expenses, approximately $3,300, coupled with recoveries recognized on U.S. to Canadian GAAP adjusted balances, approximately $4,500, comprised principally of movements in capitalized interest amounts and financing cost expense. The balance of the change is due largely to a decline in valuation allowances recognized in the prior versus current year.

Non-controlling interest

        The non-controlling interest's share of net income amounts to $6,320 (2006 — $7,191) for the year ended December 31, 2007. Non-controlling interest, recorded on the Fund's consolidated balance sheet, represents the initial value of issued PPSs, net of exchanges and cancellations since issuance, plus or minus the non-controlling interest's share of net income or loss, transition adjustments, and distributions declared.

 Financial highlights — For the three months ended December 31, 2007
(all amounts are in thousands of Canadian dollars)

	Three months ended December 31
	2007				2006
	Canada	U.S. south	U.S. northeast	Total	Canada	U.S. south	U.S. northeast	Total
Revenues	$89,418	$77,479	$84,132	$251,029	$74,943	$70,097	$55,279	$200,319
Operating expenses	46,562	51,805	52,989	151,356	38,573	45,260	28,045	111,878
SG&A	11,888	9,783	8,641	30,312	12,199	10,138	5,869	28,206

Income before the following	30,968	15,891	22,502	69,361	24,171	14,699	21,365	60,235
Amortization				40,226				37,297
Interest on long-term debt				13,824				9,311
Net gain on sale of capital assets				(91)				(34)
Net loss on derivative financial instruments				7,666				3,902
Net foreign exchange gain				(1,131)				(8,629)
Other expenses				43				23

Income before income taxes				8,824				18,365
Income tax expense				2,950				6,351
Non-controlling interest				952				1,846

Net income				$4,922				$10,168

Review of Operations — For the three months ended December 31, 2007

Revenues

        The increase in consolidated revenues is due in part to solid organic Canadian and U.S. segment growth of 14.6% and 7.7%, respectively, coupled with contributions from acquisitions and fuel and environmental surcharges, approximately $72,700. The U.S. segment revenue increases were partially offset by a decline in the average foreign currency exchange rate versus the comparative quarter, approximately $22,000. The Fund's U.S. northeast segment experienced a decline in landfill revenues quarter over quarter. The decline is due to an increase in overall disposal capacity within the segment coupled with an overall economic softening in the region leading primarily to lower volumes entering Fund-owned landfills.

Operating expenses

        Higher total disposal and labour costs amount to approximately $27,200 and $9,100, respectively, and are attributable to higher internally collected waste volumes and higher costs to service acquired, new and existing customers. The balance of the total change is due principally to higher vehicle operating costs and repairs and maintenance expense partially offset by a decline in the average foreign currency exchange rate.

SG&A

        Higher total salaries represent approximately $1,200 of the total increase. Acquisition and organic growth are the primary reasons for the increase in total salaries. Higher facility and office costs and travel expenditures, as a result of acquisition and organic growth, also contributed to the increase. U.S. segment SG&A increases were partially offset by a decline in the average foreign currency exchange rate.

Amortization

        An approximately $3,100 increase in total capital asset amortization was offset by a similar decline in landfill asset amortization. Capital asset purchases to service existing and new customers, including capital assets acquired, is the primary reason for the comparative increase. Revisions to estimated landfill closure and post-closure cash flow obligations resulted in a reduction to accrued landfill closure and post-closure costs and a similar decline in amortization expense, and is the primary reason for the comparative decrease in landfill asset amortization. The balance of the change is attributable to an increase in intangible asset amortization due largely to intangibles recognized on various acquisitions completed in the current and prior year partially offset by a decline in deferred financing cost amortization.

        Explanations of quarterly changes for the following: interest on long-term debt, net gain on sale of capital assets, net loss on derivative financial instruments, net foreign exchange gain, other expenses, income tax expense, and non-controlling interest, are consistent with those outlined in the Review of Operations — For the year ended December 31, 2007 section of this MD&A.

Other Performance Measures — For the year ended December 31, 2007
(all amounts are in thousands of Canadian dollars, except per trust unit and PPS amounts)

Free cash flow available for distribution(B)

Purpose and objective

        The purpose of presenting this non-GAAP measure is to calculate the amount available for distribution to unitholders and non-controlling interests. The Fund's primary objective is to grow free cash flow.

Change in calculation

        Effective July 6, 2007, the Canadian Securities Administrators ("CSA") amended National Policy 41-201 — Income Trusts and Other Indirect Offerings. Amended policy changes, which includes the concept of maintaining productive capacity, have resulted in a change to the Fund's calculation of free cash flow available for distribution(B). The Fund has historically viewed costs to maintain the productive capacity of its limited life landfills as a cost funded from excess free cash flow available for distribution(C). Accordingly, these amounts have not been included in the Fund's determination of free cash flow available for distribution(B). Costs incurred to maintain the productive capacity of landfills are included in the Fund's landfill asset amortization rate per tonne and effective July 6, 2007 the Fund has elected to charge these amounts to the calculation of free cash flow available for distribution(B). The impact of this change is reflected through all free cash flow available for distribution(B) amounts disclosed in this MD&A.

        Costs incurred to develop a replacement or new landfill site are deferred until such time as the site is successfully permitted. Upon successful permitting, these costs are included in the Fund's landfill asset amortization rate per tonne and are charged to free cash flow available for distribution(B).

        Costs included in the Fund's landfill asset amortization rate per tonne are subject to estimates and assumptions, including but not limited to cost projections and estimated disposal capacities. At least annually, management updates both cost and disposal capacity estimates based on projections or invoices received, the procurement of similar service, its historical and current pattern of spending, management's planned course of action, and survey information provided by independent engineers. The impact of changes in both cost and disposal capacity estimates is accounted for prospectively and is reflected through the Fund's determination of free cash flow available for distribution(B) on a similar basis. Obtaining future disposal capacity expansions is critical to the maintenance of a landfills' productive capacity. These expansions, and the related costs, are contingent upon economic, political, environmental and social factors, some of which are out of management's control. In the event the Fund is not successful in securing an expansion, it may have to develop or acquire additional disposal capacity and incur costs which differ materially from those currently estimated. The inherent variability of disposal capacity expansion costs may have a significant effect on the Fund's ability to generate and distribute cash at similar levels. Management remains confident that approval for its landfill expansions will be obtained prior to the expiry of its current permits and all estimates reflect this assumption.

Payout ratio

        Management's distribution philosophy is to maintain an annual payout ratio which is less than 90.0%. The annual payout ratio represents the percentage of distributions and dividends declared divided by free cash flow available for distribution(B). Establishing an annual payout ratio which is less than 90.0% permits the Fund to use excess free cash flow available for distribution(C), representing the difference between free cash flow available for distribution(B) and distributions and dividends declared, for the following primary purposes: invest in strategic and accretive acquisitions; invest in growth capital; invest in infrastructure, including but not limited to new buildings; repay long-term debt to lower interest expense; absorb financing costs; and, maintain distributions during periods of lower earnings, lower cash flows and or periods of significant investment in maintenance expenditures or changes in working capital.

Excess free cash flow available for distribution(C)

        For the year ended December 31, 2007, the Fund used all of its excess free cash flow available for distribution(C), excluding the repayment of long-term debt, for the purposes outlined above.

Covenants

        The Fund is not in default of restrictive covenants or compliance matters on its term loan, revolving credit facilities, IRBs and senior secured series A and B debentures ("debentures"), collectively the long-term debt facilities. Accordingly, the Fund is not restricted by its various long-term debt facilities to meet its current or anticipated distributions. An event of default, if not remedied, would typically result in the acceleration of repayment and ultimately restrict the Fund's ability to meet its current or anticipated distribution and dividend payments.

Current and future income taxes

        The Fund has unutilized tax losses available to shelter future taxable earnings from income tax. Management actively monitors its unutilized tax losses resident throughout the structure and works with various advisors to derive the maximum benefit from its remaining unutilized tax losses. As unutilized tax losses are utilized or expire, the taxable earnings derived from the Fund's operating entities may be subject to tax. Accordingly, higher cash taxes will reduce the availability of free cash flow available for distribution(B). Tax incurred on taxable earnings is included in current income tax expense in the Fund's consolidated statement of operations and comprehensive (loss) income.

Long-term debt

        The Fund's long-term debt facilities have various dates of maturity. Under normal operating conditions, these facilities are not subject to scheduled principal repayment in advance of their maturity dates and the Fund expects to extend, renew or replace its current long-term debt facilities at or before maturity with similar or other long-term debt instruments or net proceeds derived from further trust unit offerings. Accordingly, the Fund does not include any principal repayment of its long-term debt facilities in the determination of free cash flow available for distribution(B).

Distributions

        In periods where distributions and dividends declared exceed free cash flow available for distribution(B), the Fund is permitted under its revolving credit facilities, subject to various restrictions, to borrow amounts to honour its declared distribution. In the event that monies were not available from the Fund's revolving credit facilities, the Fund would consider curtailing all or a portion of its current and or future distributions. The Fund's distribution philosophy is to distribute less than 90.0% of free cash flow available for distribution(B) in a given year. The Fund has no intention or ability to satisfy its distributions through revolving credit facility advances for a prolonged period of time.

Results

        Free cash flow available for distribution(B) totaled $168,486 for the year ended December 31, 2007 versus $141,857 (see Other Performance Measures — Free Cash Flow Available for Distribution(B) — Change in calculation section of this MD&A) for the comparative year ended December 31, 2006. The resulting increase is due in large part to higher cash generated from operating activities, approximately $31,700, attributable to organic and acquisition growth. Higher cash generated from operating activities was due in part to an approximately $9,700 decline in non-cash working capital uses. The decline in working capital uses is due largely to fluctuations in foreign currency exchange rates. The add back of financing costs absorbed through revolving credit facility advances, approximately $7,900, was partially offset by the net change in landfill closure and post-closure costs. The net change in landfill closure and post-closure costs is due principally to the timing of expenditures when compared to the previous year. Higher maintenance expenditures also contributed to the comparative change, details of which are included in the Other Performance Measures — Maintenance and growth expenditures section of this MD&A. The realized foreign currency exchange loss on the U.S. note was recorded on its cancellation.

        Free cash flow available for distribution(B) per weighted average trust unit and PPS for the year ended December 31, 2007 amounted to $2.48 and is $0.31 higher than the comparative year ended December 31, 2006.

Free cash flow available for distribution(B) — cash flow approach

	Year ended December 31
	2007	2006	Change
Cash generated from operating activities (per statement of cash flows)	$217,415	$185,698	$31,717
Operating
Changes in non-cash working capital items	(6,177)	3,529	(9,706)
Net change in landfill closure and post-closure costs(2)	(4,111)	4,546	(8,657)
Maintenance expenditures	(56,463)	(52,504)	(3,959)
Financing
Amortization of gain on settlement of bond forward contracts	224	224	—
Financing and deferred costs (net of non-cash portion)	7,063	(847)	7,910
Effect of foreign currency hedges to support Canadian dollar distributions	6,547	3,885	2,662
Realized foreign exchange gain	(3,705)	(2,674)	(1,031)
Realized foreign exchange loss on U.S. note	7,693	—	7,693

Free cash flow available for distribution(B)	$168,486	$141,857	$26,629

Notes:

(2)
Net change in landfill closure and post-closure costs exclude acquired landfill closure and post-closure costs, foreign currency translation adjustments, revisions to estimated cash flows recorded to operating expense, and amounts reimbursable by various holders of PPSs.

        Canadian Securities Administrators ("CSA") Staff Notice 52-306 and National Policy 41-201 concludes that distributable cash or free cash flow available for distribution(B) is, in all circumstances, a cash flow measure, and that distributable cash is fairly presented only when reconciled to cash flows from operating activities as presented in the issuer's financial statements. To arrive at free cash flow available for distribution(B) various adjustments, all of which are derived from actual financial results, are made to cash generated from operating activities, details of which are as follows:

Operating

         Changes in non-cash working capital items:    management of the Fund expects changes in non-cash working capital items to be insignificant year over year. Various working capital items, including but not limited to the timing of receivables collected and payment of payables and accruals, can have a significant impact on the determination of free cash flow available for distribution(B). Accordingly, management excludes the impact of changes in non-cash working capital items to remove the resulting variability of including such amounts in the determination of free cash flow available for distribution(B). Realized changes in working capital are typically funded from excess free cash flow available for distribution(C) or the Fund's revolving credit facilities.

         Net change in landfill closure and post-closure costs:    amounts capitalized to landfill assets in respect of landfill closure and post-closure costs are immediately amortized. Amortization of landfill assets represents an item not affecting cash in the determination of cash generated from operating activities. In addition, landfill closure and post-closure expenditures are removed from the determination of cash generated from operating activities. It is management's intention to effectively charge unitholders with the accrued costs of closure and post-closure obligations as they are incurred. It is management's view that closure and post-closure accruals are obligatory in nature even though there is some discretion as to when these obligations are satisfied. Accordingly, management deducts the net change in landfill closure and post-closure costs from cash generated from operating activities.

         Maintenance expenditures:    see Other Performance Measures — Maintenance and growth expenditures section of this MD&A.

Financing

         Amortization of gain on settlement of bond forward contracts:    the Fund realized a gain on the settlement of two bond forward contracts in the second quarter of 2004. The bond forward contracts were entered into in advance of closing the debt private placement to manage the risk of interest rate volatility prior to its closing. For accounting purposes, the Fund recognized a $1,550 gain on the settlement of the bond forward contracts. Management is of the view that the gain is directly related to the underlying debt private placement and the gain is therefore amortized to free cash flow available for distribution(B) on a basis consistent with the terms of the underlying debt.

         Financing and deferred costs (net of non-cash portion):    financing costs represent costs incurred to amend long-term debt facilities. These amounts are typically funded from excess free cash flow available for distribution(C) or the Fund's revolving credit facilities.

         Effect of foreign currency hedges to support Canadian dollar distributions:    the Fund has three single rate hedge agreements to protect a portion of its Canadian dollar denominated distributions, which are supported by U.S. dollar denominated cash flows, from fluctuations in the foreign currency exchange rate between Canada and the U.S. Realized foreign exchange gains are included in net foreign exchange loss or (gain) in the Fund's consolidated statement of operations and comprehensive (loss) income. Realized gains or losses affect the Fund's ability to distribute cash and accordingly management includes realized gains or losses on foreign currency hedges in the determination of free cash flow available for distribution(B).

         Realized foreign exchange gain:    realized foreign exchange gains are included in the determination of cash generated from operating activities. These amounts are also included in the effect of foreign currency hedges to support Canadian dollar distributions. Accordingly, realized foreign exchange gain amounts are removed from the determination of free cash flow available for distribution(B) to avoid including the benefit twice.

         Realized foreign exchange loss on U.S. note:    the realized foreign exchange loss did not result in the payment of cash to a third party and does not affect the Fund's ability to distribute cash.

Free cash flow available for distribution(B) — operations approach

        Trustees and management of the Fund typically calculate free cash flow available for distribution(B) using an operations approach. Management views EBITDA(A) as a proxy for cash derived from operations and is required under the terms of its long-term debt facilities to prepare a similar calculation for its lenders. Accordingly,

Trustees and management continue to use the operations approach when calculating free cash flow available for distribution(B) and when assessing the Fund's payout ratio.

	Year ended December 31
	2007	2006	Change
EBITDA(A)	$275,535	$235,917	$39,618

Amortization of capitalized landfill asset closure and post-closure costs, including revisions to estimated cash flows not recorded to operating expense	(5,566)	(5,538)	(28)
Interest on long-term debt	(42,964)	(34,307)	(8,657)
Management transaction bonuses (other expenses)	(48)	(210)	162
Current income taxes	(8,779)	(5,610)	(3,169)
Maintenance expenditures	(56,463)	(52,504)	(3,959)
Effect of foreign currency hedges to support Canadian dollar distributions	6,547	3,885	2,662
Amortization of gain on settlement of bond forward contracts	224	224	—

Free cash flow available for distribution(B)	$168,486	$141,857	$26,629

        Amortization of capitalized landfill asset closure and post-closure costs, including revisions to estimated cash flows:    see Free cash flow available for distribution(B) — cash flow approach — Financing section of this MD&A.

         Interest on long-term debt:    interest on long-term debt represents a cash cost of carrying long-term debt to finance the Fund's continuing operations. Interest on long-term debt reduces the amount of cash available for distribution as these monies are paid to the Fund's lenders. Accordingly, interest on long-term debt is deducted from EBITDA(A) in the determination of free cash flow available for distribution(B).

         Management transaction bonuses (other expenses):    management transaction bonuses represent cash costs associated with fulfilling obligations to certain management that were not funded from proceeds of the related transaction.

         Current income taxes:    current income taxes represent a cash cost to the Fund in respect of provincial, state and federal taxes, including withholding taxes on certain payments received by the Fund from foreign sources. Current income taxes reduce the amount of cash available for distribution as these monies are paid to various government authorities. Accordingly, current income taxes are deducted from EBITDA(A) in the determination of free cash flow available for distribution(B).

         Maintenance expenditures:    see Other Performance Measures — Maintenance and growth expenditures section of this MD&A.

         Effect of foreign currency hedges to support Canadian dollar distributions:    the Fund has three single rate hedge agreements to protect a portion of its Canadian dollar denominated distributions, which are supported by U.S. dollar denominated cash flows, from fluctuations in the foreign currency exchange rate between Canada and the U.S. Realized foreign exchange gains or losses are included in foreign exchange loss or (gain) in the Fund's consolidated statement of operations and comprehensive (loss) income. The realization of gains or losses on foreign currency hedges increases or reduces the amount of cash available for distribution as these monies are paid to parties to the hedge transactions. Accordingly, gains or losses on foreign currency hedges to support Canadian dollar distributions are included in or deducted from EBITDA(A) in the determination of free cash flow available for distribution(B).

         Amortization of gain on settlement of bond forward contracts:    see Free cash flow available for distribution(B) — cash flow approach — Financing section of this MD&A.

Free cash flow available for distribution(B) — sources of funding

        In accordance with OSC National Policy 41-201, the following table compares both cash generated from operating activities and net income to distributions and dividends paid to unitholders and participating preferred shareholders.

	Year ended December 31
	2007	2006	2005
Cash generated from operating activities	$217,415	$185,698	$124,656

Net income	$31,687	$32,743	$10,643

Distributions and dividends paid to unitholders and participating preferred shareholders	$122,824	$113,649	$97,545

Excess of cash generated from operating activities over distributions and dividends paid to unitholders and participating preferred shareholders	$94,591	$72,049	$27,111
Shortfall of net income over distributions and dividends paid to unitholders and participating preferred shareholders	$(91,137)	$(80,906)	$(86,902)

        Cash generated from operating activities is significantly higher than distributions and dividends paid to unitholders and participating preferred shareholders. The use of the resulting excess free cash flow available for distribution(C) is outlined in the Free cash flow available for distribution(B) — cash flow approach, Payout ratio and Excess free cash flow available for distribution(C) sections of this MD&A.

Free cash flow available for distribution(B) — shortfall of net income over distributions paid

        Distributions paid to unitholders and participating preferred shareholders are in excess of net income for all years presented in the previous table. The following table outlines the primary reasons for the shortfall.

	Year ended December 31
	2007	2006	2005
Shortfall of net income over distributions and dividends paid to unitholders and participating preferred shareholders	$(91,137)	$(80,906)	$(86,902)

Distributions and dividends paid to unitholders include amounts paid to participating preferred shareholders while net income excludes the participating preferred shareholders (non-controlling interests) share of net income. Accordingly, the non-controlling interests share of net income is added back to arrive at a similar basis of comparison.

Non-controlling interest	6,320	7,191	3,062

Subtotal	(84,817)	(73,715)	(83,840)
Net income includes various non-cash items which have no effect on the Fund's ability to generate or distribute free cash flow.
Net gain on sale of capital assets	(1,434)	(443)	(127)
Net loss (gain) on financial instruments	9,384	3,363	(10,361)
Net foreign exchange loss (gain)	13,671	(2,578)	10,081
Future income tax (recovery) expense	(4,082)	7,307	(23,708)

Subtotal	(67,278)	(66,066)	(107,955)

	Year ended December 31
	2007	2006	2005

Net income includes the payment of break fees related to the extinguishment of IESI indebtedness that was financed from proceeds of the transaction or financing fees incurred on the amendment of lending facilities which were financed from revolving credit facilities proceeds or excess free cash flow available for distribution(C).

Financing costs	7,192	79	36,710

Subtotal	(60,086)	(65,987)	(71,245)

Amortization includes fair value adjustments for capital, landfill and intangible assets that are not required to sustain cash flows from operating activities. Amortization also includes amortization of deferred financing costs which were financed from proceeds of the related financing or from excess free cash flow available for distribution(C). Accordingly, all amortization amounts are added back and replaced with management's calculation of maintenance expenditures as outlined in the Other Performance Measures — Maintenance and growth expenditures section of this MD&A.

Amortization	161,006	148,128	145,974
Maintenance expenditures	(56,463)	(52,504)	(45,398)

Adjusted excess of net income over distributions and dividends paid to unitholders and participating preferred shareholders	$44,457	$29,637	$29,331

        To arrive at excess free cash flow available for distribution(c) the following adjustments are made to the adjusted excess of net income over distributions and dividends paid to unitholders and participating preferred shareholders: amortization of capitalized landfill asset closure and post-closure costs, including revisions to estimated cash flows, deferred costs, effect of foreign currency hedges to support Canadian dollar distributions and amortization of gain on settlement of bond forward contracts. The rationale for each adjustment is outlined in the Other Performance Measures — Free cash flow available for distribution(B) — operations approach section of this MD&A.

        Management of the Fund contends that distributions and dividends paid to unitholders and participating preferred shareholders excludes an economic return of capital and that no cash shortfall exists based on the rationale presented in the previous table. Distributions and dividends paid to unitholders and participating preferred shareholders were all funded from cash generated from operating activities. Management of the Fund is of the opinion that cash generated from operating activities will continue into the foreseeable future and expects such amounts will be sufficient to meet current annualized distribution and dividend amounts per trust unit and PPS as established by the Trustees.

Return on investment and distributions

        Returns on an investment in trust units issued by the Fund are not comparable to returns on a fixed income security. The recovery of an investment in the Fund is at risk, and the total return is subject to the variability of many factors. Distributions are dependent on a variety of factors including the Fund's ability to operate effectively, the Fund's financial and cash flow performance, efficient and continued sources of financing, variable interest rates, fluctuations in working capital, sustainability of margins, maintenance expenditure requirements, the deductibility of intercompany interest for tax purposes, cash taxes, foreign currency exchange rates, and distribution levels established by the Trustees from time to time. In addition, the market value of the Fund's trust units may decline if the Fund is unable to meet its current or future distribution declarations or expectations and the resulting decline may be significant. Distributions are established by the Trustees from time to time and are not guaranteed.

        It is important for investors to consider all risk factors that affect the Fund and to assess the stability and sustainability of its distributions. Risk factors affecting the Fund are detailed in the Fund's Annual Information Form which is filed on www.sedar.com.

        The composition of the Fund's distributions may change over time and may affect an investor's after-tax rate of return. Distributions may contain both a return on and/or return of capital. Returns on capital are generally taxed as ordinary income or dividends in the hands of unitholders while returns of capital are generally tax-deferred and reduce the unitholders cost base of their original investment in trust units of the Fund.

Maintenance and growth expenditures

	Year ended December 31
	2007	2006	$ Change
Total	$153,485	$129,876	$23,609

Maintenance: (see page 11)
Canada	$19,931	$18,406	$1,525
U.S.	36,532	34,098	2,434

Total maintenance	$56,463	$52,504	$3,959

Growth:
Canada	$25,467	$30,717	$(5,250)
U.S.	71,555	46,655	24,900

Total growth	$97,022	$77,372	$19,650

        Maintenance and growth expenditures include amounts accrued for capital and landfill assets received but for which payment remains outstanding. Accordingly, total maintenance and growth expenditure amounts presented in the table above will differ from total capital and landfill asset purchases presented in the Fund's consolidated statement of cash flows.

Maintenance

        Maintenance expenditures generally represent the outlay of monies to sustain current cash flows. Maintenance expenditures typically include the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment. Maintenance expenditures also include a charge for the consumption and maintenance of landfill airspace calculated as follows: the cost of landfill airspace from the date of purchase together with estimated landfill construction costs, including costs to maintain landfill disposal capacity, for the balance of the landfill's permitted or deemed permitted useful life, is divided by the total remaining permitted or deemed permitted capacity, where capacity is measured in tonnes. The resulting amount is multiplied by capacity consumed in the respective period or year and represents the maintenance expenditure charge for the consumption of landfill airspace. The cost to construct and maintain landfill airspace is not linear. Accordingly, there may be periods or years where landfill construction and airspace maintenance costs exceed the maintenance expenditure charge for landfill airspace consumed. Landfill construction and airspace maintenance costs incurred in any period or year which exceeds the maintenance expenditure charge is reflected as growth expenditures. In periods or years where landfill construction and airspace maintenance costs are lower than the maintenance expenditure charge for landfill airspace consumed, the resulting difference is reflected as a reduction of growth expenditures.

        The Canadian segment increase is largely attributable to the replacement of landfill equipment at the Fund's Lachenaie landfill. The U.S. segment increase is due principally to a larger business base, which is the result of organic and acquisition growth, and increasing costs to purchase maintenance capital. Foreign currency exchange fluctuations partially offset the foregoing.

Growth

        Growth expenditures generally represent the outlay of monies to generate new or future cash flows. Growth expenditures typically include the purchase of vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment to support new contract wins and organic business growth. Incurred landfill construction costs, including costs to maintain landfill disposal capacity, which exceed the maintenance expenditure charge for consumed landfill airspace are characterized as growth expenditures until airspace is consumed in a subsequent period or year. Growth expenditures are funded from excess free cash flow available for distribution(C) or from the Fund's revolving credit facilities.

        Canadian segment residential contract wins which commenced in 2006 exceeded those that commenced in 2007 resulting in a decline in comparative growth expenditures. The timing of landfill expenditures, primarily at the Seneca Meadows landfill, and an increase in municipal contract wins are the primary reasons for the U.S. segment increase in growth expenditures.

        Readers are reminded that revenue, EBITDA(A), and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over the assets useful life. The Fund's typical pay back benchmark is three to five years.

Maintenance expenditures — risks and uncertainties

        The Fund is required to maintain the productive capacity of various capital and landfill assets, including but not limited to vehicles and equipment and landfill disposal capacity. A failure to maintain or replace vehicles and equipment will typically result in higher operating and maintenance costs, and could impact revenues if the Fund cannot adequately service its customer base. A failure to maintain or replace landfill disposal capacity will ultimately result in a reduction of landfill revenues. The Fund is dependent on various suppliers to maintain satisfactory maintenance expenditure levels and costs. Supply disruptions or curtailments, rising procurement costs, the cost of technological advancement, government imposed regulation with regards to emissions or other regulations may impact revenues and operating costs, and all of these factors may impact free cash flow available for distribution(B).

Distributions
(all amounts are in thousands of Canadian dollars, except per trust unit and PPS amounts)

        The following table summarizes various details of the Fund's 2007 and 2006 distributions and dividends:

	Year ended December 31
	Period	Monthly distribution per trust unit and PPS dividend	Annual distribution per trust unit and PPS dividend	Total trust unit distributions and PPS dividends declared	Percentage increase in total distributions and PPS dividends
2007	January-December	$0.1515	$1.8180	$123,326	7.9%

2006	August-December	$0.1515	$1.8180	$49,534
	January-July	$0.1415	$1.6980	$64,769

				$114,303

        The following tables present the Fund's payout ratio by quarter and annually and on a cumulative quarterly and annual basis, from inception:

2007	Q4	Q3	Q2	Q1	Total
Free cash flow available for distribution(B) (see page 10)	$47,628	$48,001	$39,767	$33,090	$168,486
Distributions declared, trust units	$26,165	$26,154	$26,016	$24,553	$102,888
Dividends declared, PPSs	5,062	5,073	5,211	5,092	20,438

Total distributions and dividends declared	$31,227	$31,227	$31,227	$29,645	$123,326

Payout ratio	65.6%	65.1%	78.5%	89.6%	73.2%

Cumulative payout ratio, from inception	80.8%	82.3%	84.2%	84.8%	80.8%

2006	Q4	Q3	Q2	Q1	Total
Free cash flow available for distribution(B) (see page 10)	$39,283	$38,762	$33,250	$30,562	$141,857
Distributions declared, trust units	$24,369	$23,802	$22,775	$22,775	$93,721
Dividends declared, PPSs	5,351	5,227	5,002	5,002	20,582

Total distributions and dividends declared	$29,720	$29,029	$27,777	$27,777	$114,303

Payout ratio	75.7%	74.9%	83.5%	90.9%	80.6%

Cumulative payout ratio, from inception	84.3%	85.4%	86.8%	87.2%	84.3%

2005	Q4	Q3	Q2	Q1	Total
Free cash flow available for distribution(B) (see page 10)	$30,542	$32,913	$33,131	$24,151	$120,737
Distributions declared, trust units	$21,595	$20,672	$18,739	$15,624	76,630
Distributions declared, subscription receipts	—	—	—	1,175	1,175
Dividends declared, PPSs	6,130	6,429	6,963	6,374	25,896

Total distributions and dividends declared	$27,725	$27,101	$25,702	$23,173	$103,701

Payout ratio	90.8%	82.3%	77.6%	96.0%	85.9%

Cumulative payout ratio, from inception	86.7%	86.0%	86.8%	89.2%	86.7%

Selected Annual Information
(all amounts are in thousands of Canadian dollars, except per trust unit, PPS, and subscription receipt amounts)

	Year ended December 31
	2007	2006	2005	2004(3)
Revenues	$917,357	$771,819	$677,424	$193,389
Net income	$31,687	$32,743	$10,643	$19,962
Net income per trust unit, basic and diluted	$0.56	$0.61	$0.22	$0.75
Total assets	$1,971,212	$1,766,660	$1,717,742	$397,670
Total long-term liabilities	$920,640	$634,470	$498,261	$125,290
Distributions and dividends declared, per weighted average trust unit, subscription receipt, and PPS	$1.82	$1.75	$1.64	$1.33

Notes:

(3)
Revenues have been reclassified to conform to the current year's presentation.

Revenues

2004-2005

        The increase of approximately $484,000 is due primarily to the acquisition and consolidation of IESI for the period January 21 to December 31, 2005. Contributions from the IESI acquisition totaled approximately $429,800. The balance of the increase is due in large part to Canadian segment acquisitions which contributed approximately $32,700 to the year over year change. The remainder of the increase relates to price increases, organic growth, higher fuel surcharges, and higher volumes of accepted waste entering Fund-owned landfills.

2005-2006

        The increase in consolidated revenues is due in part to solid organic Canadian and U.S. segment growth of approximately $31,300 and $46,000 or 12.9% and 10.7%, respectively. Strategic Canadian and U.S. "tuck-in" acquisitions also contributed to the total increase.

2006-2007

        The increase in revenues is detailed in the Review of Operations — Revenues section of this MD&A.

Net income

        Included in net income are some or all of the following: amortization, interest on long-term debt, financing costs, net (gain) loss on sale of capital and/or capital and landfill assets, net loss (gain) on financial instruments and/or derivative financial instruments, net foreign exchange (gain) loss, write-off of deferred financing costs, other expenses, income taxes, and non-controlling interest.

2004-2005

        The decrease, approximately $9,300, is primarily a function of the Fund's acquisition of IESI. IESI incurred a net loss for the period January 21 to December 31, 2005 due largely to the retirement of their U.S. $150,000 10.25% senior subordinated notes. These notes were cancelled on the closing of the Fund's acquisition of IESI.

2005-2006

        The increase, approximately $22,100, is due largely to an increase in revenues which translated to EBITDA(A) growth, approximately $29,900. In addition, a decline in 2006 financing costs, net of the related tax effect, approximately $22,800 versus the comparative year also contributed to the increase in net income. The foregoing was partially offset by higher amortization and interest expense, due in part to the consolidation of IESI for a period of 344 days in 2005 compared to 365 in 2006, and a larger business base due to organic and acquisition growth, approximately $9,200. The balance of the change is due to higher future income tax expense, excluding recoveries recognized on financing costs, approximately $17,100, and higher non-controlling interest participation in net income, approximately $4,100. Higher future income tax expense is due largely to strong financial results which eroded tax losses available to shelter taxable income and results in a decline in future income tax assets.

2006-2007

        The increase in net income is detailed in the Review of Operations section of this MD&A.

Total assets

2004-2005

        The increase in total assets of approximately $1,320,100 is due principally to assets recognized on the acquisitions of IESI and the Ridge landfill totaling approximately $1,384,000, in aggregate.

2005-2006

        The increase in total assets is approximately $48,900. The increase is due largely to a rise in goodwill, approximately $14,700, attributable to acquisitions completed in 2006 net of foreign currency exchange fluctuations. The increase in capital assets, approximately $29,900 is attributable to completed acquisitions coupled with an increase in purchases to accommodate growth, net of amortization and foreign currency fluctuations. Lower landfill asset balances, approximately $8,900, are due principally to amortization and foreign currency fluctuations.

        Intangible assets also declined, approximately $7,300, due to amortization outpacing acquired intangibles and foreign currency fluctuations. The approximately $4,900 decline in cash and cash equivalents is due largely to the timing of cash receipts and payments, partially offset by higher restricted cash balances. An approximately $6,600 increase in amounts due from non-controlling interest represented amounts due from various IESI selling shareholders in satisfaction of various representations and warranties agreed to on the Fund's acquisition of IESI. Accounts receivable increased approximately $20,500 due to the timing of collections and acquisitions.

2006-2007

        The increase in total assets is approximately $204,600. The increase is due largely to a rise in goodwill and intangibles, approximately $135,200 and $67,500, respectively, and is attributable to acquisitions completed in the current year net of amortization and foreign currency exchange fluctuations. The increase in capital assets, approximately $82,500, was offset by a like decline in landfill assets, approximately $85,600. Higher capital asset balances are due principally to completed acquisitions coupled with higher purchases to accommodate growth, net of amortization and foreign currency fluctuations. Lower landfill asset balances are due principally to amortization and foreign currency fluctuations.

        Other notables include, an approximately $6,600 decline in amounts due from non-controlling interests, the balance of which was repaid on the cancellation of PPS's, and an approximately $7,000 decline in deferred financing costs which were written-off on the adoption of the CICA's guidance on financial instruments. Increases in cash and cash equivalents, accounts receivable and prepaid expenses, approximately $4,100, $13,500 and $3,300, respectively, contributed to the increase in total assets. Acquisitions coupled with the timing of cash receipts, payments and collections are the primary reasons for the increase in the aforementioned assets.

Total long-term liabilities

2004-2005

        The increase in total long-term liabilities of approximately $373,000 is primarily attributable to the Fund's acquisitions of IESI and the Ridge landfill in January 2005.

2005-2006

        Of the $136,200 increase in long-term liabilities, approximately $77,100 is in respect of U.S. segment acquisition and growth spending. In addition, approximately $44,000 is due to the Fund's renegotiation of its Canadian revolving credit facility, which resulted in the reclassification of $29,500 previously recorded in current liabilities to long-term liabilities, and to acquisition and growth spending. The balance of the increase is due largely to an approximately $8,100 increase in closure and post-closure cost accruals, primarily on account of provisions for landfill closure and post-closure costs, and an approximately $5,200 increase in future income tax liabilities, due in large part to an approximately $4,300 valuation allowance established on certain U.S. loss carryforwards in the current year.

2006-2007

        Total long-term liabilities increased by approximately $286,200. An increase of $258,500 in long-term debt, due in large part to the acquisition of Winters Bros. and growth expenditures, was partially offset by the application of net proceeds from the Fund's trust unit offering to long-term debt balances. Future income tax liabilities increased by approximately $25,700, due in large part to the acquisition of Winters Bros. Additional details with respect to movements in future income tax balances can be found in the Review of Operations — for the year ended December 31, 2007 — Income tax expense (recovery) section of this MD&A.

Summary of Quarterly Results
(all amounts are in thousands of Canadian dollars, except per trust unit amounts)

2007	Q4	Q3(4)	Q2(4)	Q1(4)	Total
Revenues
Canada	$89,418	$87,735	$86,019	$73,355	$336,527
U.S. south	$77,479	82,278	80,398	74,535	314,690
U.S. northeast	$84,132	68,500	59,098	54,410	266,140

Total revenues	$251,029	$238,513	$225,515	$202,300	$917,357

Net income	$4,922	$10,540	$5,860	$10,365	$31,687

Net income per weighted average trust unit, basic and diluted	$0.09	$0.18	$0.10	$0.19	$0.56

2006	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$74,943	$76,891	$72,329	$64,477	$288,640
U.S. south	70,097	67,183	66,021	63,820	267,121
U.S. northeast	55,279	55,907	54,305	50,567	216,058

Total revenues	$200,319	$199,981	$192,655	$178,864	$771,819

Net income	$10,168	$10,457	$7,190	$4,928	$32,743

Net income per weighted average trust unit, basic and diluted	$0.19	$0.20	$0.13	$0.09	$0.61

2005	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$61,948	$65,573	$65,073	$55,000	$247,594
U.S. south	63,196	62,710	62,760	45,079	233,745
U.S. northeast	52,743	54,433	53,933	34,976	196,085

Total revenues	$177,887	$182,716	$181,766	$135,055	$677,424

Net income	$5,053	$6,296	$7,756	$(8,462)	$10,643

Net income per weighted average trust unit, basic and diluted	$0.10	$0.13	$0.16	$(0.21)	$0.22

Notes:

(4)
See New Accounting Policies Adopted — Financial instruments section of this MD&A.

Total approximate quarterly revenue growth from Q1 2005 to Q4 2007

Revenues — Q1 2005	$135,100
Revenue growth additions:
Acquisitions completed from 2005 to 2007	48,700
Net price, volume, and fuel and environmental surcharge growth	67,200

Revenues — Q4 2007	$251,000

 Financial Condition
(all amounts are in thousands of Canadian dollars, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada — December 31, 2007	U.S. — December 31, 2007	Consolidated — December 31, 2007	Canada — December 31, 2006	U.S. — December 31, 2006	Consolidated — December 31, 2006
Accounts receivable	$51,897	$63,954	$115,851	$46,084	$56,266	$102,350
Intangibles	$33,736	$110,950	$144,686	$45,375	$31,829	$77,204
Goodwill	$61,461	$555,073	$616,534	$53,760	$427,574	$481,334
Deferred costs	$3,502	$3,804	$7,306	$1,208	$2,843	$4,051
Capital assets	$144,681	$260,219	$404,900	$124,418	$197,954	$322,372
Landfill assets	$194,039	$450,672	$644,711	$203,421	$526,869	$730,290
Working capital position (deficit) — (current assets less current liabilities)	$(3,423)	$(21,921)	$(25,344)	$(6,690)	$(10,520)	$(17,210)

Accounts receivable

$ Change — Consolidated December 31, 2007 versus December 31, 2006	$13,501
$ Change — Canada — December 31, 2007 versus December 31, 2006	$5,813
$ Change — U.S. — December 31, 2007 versus December 31, 2006	$7,688

        Solid organic growth and the timing of collections are the primary reasons for the increase in Canadian segment accounts receivable, approximately $3,800. Acquisitions completed in 2007 also contributed approximately $2,000 to the increase.

        Acquisitions completed in 2007 resulted in an approximately $23,700 increase in U.S. segment accounts receivable. This increase was partially offset by an approximately $9,000 decline in amounts owing from a single customer in the U.S. and an approximately $10,000 decline due to foreign currency translation. Solid organic growth and the timing of collections are the primary reasons for the balance of the change.

Intangibles

$ Change — Consolidated December 31, 2007 versus December 31, 2006	$67,482
$ Change — Canada — December 31, 2007 versus December 31, 2006	$(11,639)
$ Change — U.S. — December 31, 2007 versus December 31, 2006	$79,121

        Amortization represents approximately $13,900 of the decline in Canadian segment intangibles. Intangibles recognized on current year acquisitions totaled $2,300, which partially offset amortization.

        Intangibles recognized on acquisitions completed in the Fund's U.S. segment through 2007 total approximately $106,100, the most notable being the approximately $89,800 recognized on the acquisition of Winters Bros. Normal course amortization, approximately $11,500, and foreign currency translation, approximately $15,500, represents the balance of the change.

Goodwill

$ Change — Consolidated December 31, 2007 versus December 31, 2006	$135,200
$ Change — Canada — December 31, 2007 versus December 31, 2006	$7,701
$ Change — U.S. — December 31, 2007 versus December 31, 2006	$127,499

        Goodwill recognized on acquisitions completed in the year represents the entire Canadian segment change.

        Goodwill recognized on U.S. segment acquisitions completed in the year totals approximately $195,000, while recognized goodwill attributable to contingent landfill payments amounted to $20,200. These increases were partially offset by foreign currency translation, approximately $87,700.

Deferred costs

$ Change — Consolidated December 31, 2007 versus December 31, 2006	$3,255
$ Change — Canada — December 31, 2007 versus December 31, 2006	$2,294
$ Change — U.S. — December 31, 2007 versus December 31, 2006	$961

        The increase in Canadian segment deferred costs is due entirely to landfill development initiatives.

        The increase in U.S. segment deferred costs is due principally to corporate development activities, approximately $2,200, partially offset by foreign currency translation.

Capital assets

$ Change — Consolidated December 31, 2007 versus December 31, 2006	$82,528
$ Change — Canada — December 31, 2007 versus December 31, 2006	$20,263
$ Change — U.S. — December 31, 2007 versus December 31, 2006	$62,265

        The increase in Canadian segment capital asset additions is primarily attributable to vehicle, equipment, and container purchases, totaling $36,900 while acquired capital assets totaled approximately $5,900. Capital asset additions were incurred in respect of new contract wins and solid organic growth with the balance due to capital asset maintenance. Additions were partially offset by normal course amortization, approximately $21,600, and working capital adjustments, representing additions which remain unpaid, approximately $900.

        Capital asset purchases, approximately $59,300, coupled with capital assets acquired, approximately $89,500, are the primary reasons for the increase in the U.S. segment capital asset balance. Totaling approximately $71,200, the Winters Bros. acquisition represents the bulk of acquired capital assets while U.S. segment purchases increased for the same reasons outlined for the Fund's Canadian segment. Amortization, foreign currency translation, and working capital adjustments, approximately $44,700, $41,000, and $500, respectively, partially offset the foregoing increases. The balance of the U.S. segment change is due to the sale of various capital assets.

Landfill assets

$ Change — Consolidated December 31, 2007 versus December 31, 2006	$(85,579)
$ Change — Canada — December 31, 2007 versus December 31, 2006	$(9,382)
$ Change — U.S. — December 31, 2007 versus December 31, 2006	$(76,197)

        Amortization, including the amortization of capitalized landfill asset closure and post-closure costs, approximately $22,000, coupled with working capital adjustments, representing landfill asset additions which remain unpaid, approximately $800, are the primary reasons for the Canadian segment decline in landfill assets. These amounts were partially offset by additions, approximately $10,000, coupled with capitalized landfill closure and post-closure costs, a non-cash item, approximately $3,400. Landfill construction efforts were principally carried out at the Fund's Lachenaie and Winnipeg landfills during the year.

        Foreign currency translation, approximately $80,500, coupled with amortization, including amortization of capitalized landfill asset closure and post-closure costs, approximately $47,300, and working capital adjustments, approximately $200, is the primary reason for the U.S. segment decline. Additions, approximately $49,700, and capitalized landfill closure and post-closure costs, a non-cash item, approximately $2,100, accounts for the balance of the U.S. segment change. Landfill construction at the Fund's Seneca Meadow site is the primary contributor to landfill asset additions.

Working capital position (deficit)

$ Change — Consolidated December 31, 2007 versus December 31, 2006	$(8,134)
$ Change — Canada — December 31, 2007 versus December 31, 2006	$3,267
$ Change — U.S. — December 31, 2007 versus December 31, 2006	$(11,401)

        The Fund's Canadian segment experienced a rise in accounts receivable, approximately $5,800, and an approximately $5,000 decline in accounts payable, both of which result in a strengthening of the Fund's working capital position. The increase in accounts receivable is largely on account of solid organic growth and acquisitions, while the decline in accounts payables is due principally to the timing of capital and landfill asset purchases and payment thereof. A decline in other receivables coupled with an increase in deferred revenues and accrued charges, approximately $1,300, $1,800 and $2,100, respectively, partially offset the strengthening working capital position attributable to accounts receivable and payables. The balance of the change is due to an increase in the distribution payable coupled with a decline in prepaid expense and cash and cash equivalent amounts.

        Upon approval of the Seneca Meadow's landfill expansion, the Fund accrued amounts payable to the original seller totaling approximately U.S. $15,000. This accrual is the primary cause of the decline in the Fund's U.S. segment working capital position.

Disclosure of outstanding trust unit data

	December 31, 2007
	Trust units	$
Trust units	57,568	1,006,751
Class A units	—	—

Total contributed equity	57,568	1,006,751

        Effective April 5, 2007, the Fund closed a 3,565 trust unit offering, including the exercised over-allotment option, at $26.10 per trust unit.

Trust units

        An unlimited number of trust units may be issued. Each trust unit is transferable, voting and represents an equal and undivided beneficial interest in any distributions from the Fund whether of income, net realized capital gains or other amounts and in any net assets of the Fund in the event of termination or wind-up.

Class A unit

        IESI, as holder of the Class A unit, has the right to vote with trust units of the Fund on all matters on a basis of one vote for each trust unit receivable on exercise of the exchange rights for each PPS. The Class A unit will generally vote together with trust units of the Fund at all unitholder meetings or in respect of any written resolutions of unitholders. The holder of the Class A unit has the right to designate up to two Trustees of the Fund. The entitlement to designate Trustees is dependent on the ownership interest of the non-controlling interest and the right to designate two Trustees is conditional on the non-controlling interest holding an ownership interest in the Fund, on a fully diluted basis, in excess of 20%. If the ownership interest of the non-controlling interest falls below 20%, but is greater than 10%, the Class A unitholder has the right to designate one Trustee of the Fund. If the ownership interest of the non-controlling interest falls below 10%, the Class A unitholder has no right to designate any Trustees of the Fund. At December 31, 2007, the indirect ownership interest held by the non-controlling interest is approximately 16.2%.

        The Second Amended and Restated Declaration of Trust approved at the special unitholder meeting provides that, for so long as any PPSs remain outstanding, the Trustees shall not declare payable, pay or make any distribution of distributable cash flow, as defined therein, or any other distribution of cash or property on a trust unit of the Fund unless IESI declares a payment or dividend to holders of the PPSs in an amount equal to the per trust unit distribution payable to unitholders of the Fund. The Class A unit is redeemable at the option of the holder at any time or at the option of the Fund at any time after the date that no PPSs are outstanding and the Class A unit rights against the Fund have ceased. The redemption price of the Class A unit will be for a nominal amount.

Withholding taxes on foreign source income

        Withholding tax paid on foreign source income is available for pass through for the benefit of the Fund's unitholders. Withholding taxes on foreign source income represents a charge to current income tax expense on the Fund's consolidated statement of operations and comprehensive (loss) income. Effective August 31, 2007, and concurrent with the acquisition of Winters Bros. and U.S. revolving credit facility amendment, the Fund cancelled its U.S. note. Accordingly, the Fund has no foreign source interest income which is subject to withholding taxes effective August 31, 2007.

Non-controlling interest

        As of March 6, 2008, 10,878 PPSs have been converted into trust units of the Fund since issuance on January 21, 2005. Each holder of a PPS receives dividends equivalent to those received by holders of the Fund's trust units. In satisfaction of various representations and warranties made by certain IESI selling shareholders, 250 PPSs were redeemed and cancelled by the Fund in February 2007. Assuming exchange of all PPSs, for trust units of the Fund, 68,706 equivalent trust units would be outstanding at December 31, 2007.

Liquidity and Capital Resources
(all amounts are in thousands of Canadian dollars, except per tonne amounts, unless otherwise stated)

Contractual obligations

	December 31, 2007
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$801,973	$—	$376,531	$264,680	$160,762
Landfill closure and post-closure costs, undiscounted	373,364	2,900	18,076	14,455	337,933
Operating leases	28,254	5,520	8,172	3,945	10,617
Other long-term obligations(4)	22,500	1,500	—	—	21,000

Total contractual obligations	$1,226,091	$9,920	$402,779	$283,080	$530,312

Notes:

(4)
Other long-term obligations include the following: a $1.50 per tonne royalty at the Lachenaie landfill site, estimated at the maximum annual payout of $1,500, and payments on account of a license agreement to use the trade name "BFI" and the related logo for the period from June 30, 2015 to June 30, 2034. Contingent consideration in respect of certain acquisitions is not included in the table above.

Long-term debt

        Summarized details of the Fund's long-term debt facilities are as follows:

	Available lending	Facility drawn at December 31, 2007	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheets)	Current available capacity
Canadian long-term debt facilities — stated in Canadian dollars
Senior secured debentures, series A	$47,000	$47,000	$—	$—
Senior secured debentures, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$150,000	$72,000	$24,713	$53,287
U.S. long-term debt facilities — stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$575,000	$333,500	$166,755	$74,745
IRBs	$104,000	$104,000	$—	$—

        Effective August 31, 2007 and concurrent with the closing of the Winters Bros. acquisition, the Fund entered into a third amendment to its Amended and Restated Revolving Credit and Term Loan Agreement. The amendment makes available an additional U.S. $320,000 bringing the total available capacity under the U.S. revolving credit facility to U.S. $575,000. With the exception of certain modified financial covenants and the maintenance of interest rate swaps, all significant terms, including but not limited to pricing and maturity, remain unchanged. The previous long-term debt facility required IESI to maintain interest rate swaps for not less than 60% of its variable rate interest payable on the term loan, but not more than 50% of the total drawn facility. This condition has been modified and now requires IESI to maintain not less than 40% of total funded debt on a fixed rate basis within 30 days from the third amendment date.

        Effective April 5, 2007, the Fund closed its trust unit offering and applied the net proceeds from the offering, approximately $87,600, against advances on its U.S. revolving credit facility.

        Effective March 21, 2007, the Fund entered into a Second Amending Agreement to its Fourth Amended and Restated Credit Agreement. The second amendment increases the total committed Canadian segment credit to $150,000 from $80,000 and the total available credit from this facility, subject to lender consent, to $200,000 from $120,000. The maturity date was extended to May 30, 2011 from June 30, 2010, and the maturity date remains subject to one year extensions.

        Effective March 28, 2007, IESI entered into a new 15 year agreement for IRBs in the state of Texas. The IRBs are made available, to a maximum of U.S. $24,000 and are available to fund a portion of landfill construction activities, and equipment, vehicle, and container expenditures in the Fund's Texas operations. The IRBs bear interest at a discount to LIBOR. A portion of the Fund's drawings under this facility with the balance used to finance landfill construction activities, and equipment, vehicle, and container expenditures. At December 31, 2007, approximately U.S. $1,600 of cash was restricted for the purpose of financing future activities and expenditures.

        Both the Canadian and U.S. long-term debt facilities have an accordion feature which can increase the available capacity of the Canadian revolving credit facility from $150,000 to $200,000 and can increase the available capacity of the U.S. term loan and revolving credit facility from U.S. $770,000, in aggregate, to U.S. $825,000, in aggregate, subject to certain restrictions.

        At December 31, 2007 the Fund is not in default of its long-term debt facility covenants. On a consolidated basis, the Fund's long-term debt to last twelve months EBITDA(A) ratio is 2.91 times. Readers are reminded that contributions to EBITDA(A) from acquisitions completed within the last twelve months are not included in the foregoing ratio and that the Fund has two revolving credit facilities to support its Canadian and U.S. segment operations which require financial covenant tests to be prepared separately. Management of the Fund is confident that the Fund's long-term debt facilities, available capacities, including its accordion features, and access to other sources of long-term debt financing are sufficient to meet the Fund's near-term planned growth and development activities.

        A portion of the Fund's term loan, its two revolving credit facilities, and its IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers' acceptances or LIBOR. The Fund has hedged U.S. $262,000 of variable rate interest on its U.S. long-term debt facility. The balance of drawings on the U.S. long-term debt facility, U.S. $266,500, together with amounts drawn on the Fund's Canadian revolving credit facility totaling $72,000, and amounts drawn on the IRBs, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a U.S. $2,665, $720, and U.S. $1,040, change in annualized interest expense incurred on the Fund's U.S. long-term debt facility, Canadian revolving credit facility, and IRBs, respectively.

        The Fund is obligated under the terms of its debentures, term loan, revolving credit facilities, and IRBs (collectively the "facilities") to repay the full principal amount of each at their respective maturities. A failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the relevant indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay these facilities in full.

        The terms of the facilities contain restrictive covenants that limit the discretion of the Fund's management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of the Fund to incur additional indebtedness, to create liens or other encumbrances, to pay distributions on trust units and dividends on PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debentures and revolving credit facilities contain a number of financial covenants that require the Fund to meet certain financial ratios and financial condition tests. A failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay these facilities in full.

        The Fund's U.S. revolving credit facility restricts total annualized capital and landfill expenditures, less expenditures for new municipal contracts, to 1.1 times annual capital and landfill asset amortization. If opportunities arise that require growth capital expenditures that are in excess of the restrictive covenant, the Fund would seek a waiver of this covenant. Failure to receive the waiver could accelerate the repayment of the relevant indebtedness or result in the postponement of growth capital expenditures. If the repayment of the facility were to be accelerated, there can be no assurance that the assets of the Fund would be sufficient to repay this facility in full.

        Management of the Fund actively reviews its financing alternatives.

Cash flows

	Year ended December 31
	2007	2006	$Change
Cash flows generated from (utilized in):
Operating activities	$217,415	$185,698	$31,717
Investing activities	$(522,988)	$(166,677)	$(356,311)
Financing activities	$308,509	$(23,953)	$332,462

Operating activities

        Solid organic and acquisition growth is the primary reason for the increase in cash generated from operating activities for the year ended December 31. Cash generated from organic and acquisition growth was partially offset by higher borrowing and financing costs, approximately $8,700 and $7,100, respectively. Higher borrowing and financing costs were incurred principally to support organic and acquisition growth. Changes in non-cash working capital is the primary reason for the bulk of the remaining change, details of which are outlined in the Financial Condition — Working capital position (deficit) section of this MD&A.

Investing activities

        Acquisitions completed in 2007 compared to those completed in 2006 are the primary reasons for the increase in cash utilized in investing activities, approximately $332,700. Representing approximately $306,300 of the total current year acquisitions, Winters Bros. is the primary reason for the year over year increase. Capital asset purchases also rose, approximately $21,800, due in large part to maintaining capital assets for a larger business base coupled with higher aggregate growth expenditures.

Financing activities

        Net proceeds from long-term debt facilities, and net proceeds from the Fund's trust unit offering, approximately $339,700 are the primary reasons for the increase. Net proceeds were used primarily to fund acquisitions and, to a lesser extent, growth expenditures. The balance of the change is due principally to higher distributions and dividends paid to unitholders and participating preferred shareholders.

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.

Risks and Uncertainties

        The Fund is subject to various risks and uncertainties which are summarized below. Additional details are contained in the Fund's 2007 Annual Information Form filed on SEDAR, which can be found at www.sedar.com.

•
renewal or maintenance of landfill operating permits
•
modifications to landfill operating permits
•
continued focus on growth through acquisition
•
continued management of business growth
•
loss of contracts through competitive bidding or early termination
•
reliance on third party disposal customers
•
geographic concentration of operations
•
customer concentration
•
weather and seasonality
•
union labour agreements
•
fuel surcharge cost pass through
•
reliance on key management executives
•
localized decision making
•
surety bonds, letters of credit and insurance
•
leverage, restrictive covenants, and capital requirements
•
uninsured and underinsured losses
•
legislation and governmental regulation
•
environmental regulation and litigation
•
environmental contamination
•
competition
•
governmental initiatives to reduce landfill disposal by encouraging alternatives
•
control of 4264126 Canada Limited
•
foreign exchange exposure
•
accounting estimates
•
internal control over financial reporting and disclosure control procedures
•
distributions are not guaranteed
•
nature of trust units
•
income tax matters in Canada, including the taxation of income trusts, and the United States
•
distribution of securities on redemption or termination of the Fund
•
unitholder liability

•
investment eligibility and foreign property
•
restrictions on certain unitholders and liquidity of trust units
•
future exchanges of the non-controlling interests investment

Outlook
(all amounts are in thousands of Canadian dollars, unless otherwise stated)

Overview

        Management is committed to employing its improvement and market-focused strategies with the goal of continuously delivering value to its unitholders. Management's objective is continuous improvement, which equates to continuous revenue growth coupled with effective cost management. New market entry, existing market densification and landfill development will be a continued focus of the Fund as it looks for ways to expand its operations, increase customer density in strategic markets, and increase internalization. The Fund's strengths remain founded in the following: consistent historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable maintenance expenditure requirements, and stable generation of free cash flow available for distribution(B). Management of the Fund remains committed to actively managing these strengths in the future.

Structure

        It is management's belief that the Fund requires both capital market breadth and certainty. Without these fundamentals, efficient access to, and cost of, capital diminish the attractiveness of acquisitions, which management contends is a key element to the Fund's past and future success and value driver. Accordingly, the Trustees continue to work actively with management to review the Fund's corporate structure with a committed goal of enhancing total return for its investors.

Strategic acquisitions

        The Fund is active in its review and pursuit of new market or strategic "tuck-in" acquisitions.

Maintenance expenditures

        For fiscal 2008, maintenance expenditures, representing the replacement of capital and landfill assets to sustain current business operations, are expected to approximate $22,000 to $24,000 and U.S. $37,000 to U.S. $39,000 for the Canadian and U.S. operations, respectively. Maintenance expenditures are expected to be concentrated in the first three quarters, which may result in the declaration and payment of distributions and dividends in these quarters that are in excess of free cash flow available for distribution(B).

Growth expenditures

        Growth expenditures represent capital and landfill asset additions required to meet the demands of acquired or organic growth or expenditures that specifically benefit a future period or periods. For 2008, management expects to incur growth expenditures for the construction of landfill airspace capacity that will benefit a future period or periods and to grow the Fund's collection operations.

Liquidity

        Management of the Fund remains active in its review of interest rate alternatives and foreign currency exchange rates.

Operations

        The Fund has received significant volumes of waste at its landfills, which may not continue at a similar rate. The Fund is active in various permit expansion efforts at certain landfills as permitted life is consumed. The Fund is actively reviewing alternatives to replace its Calgary landfill site and effective April 2006 is deferring costs incurred to develop an alternative site. The Fund is also active in its efforts to expand the Lachenaie landfill. Development spending in respect of both initiatives is included in deferred costs on the consolidated balance sheet.

        The Fund continuously bids residential and other government contracts which may require significant growth expenditures.

        The Fund will continue to pass through fuel surcharges, and environmental costs, including government imposed disposal charges, to its customers with a view to eliminating operating cost variability in its operating results and free cash flow available for distribution(B). Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues and, all else equal, reduce the Fund's gross operating margin (defined as revenues less operating expenses divided by revenues).

Other

Taxation of income trusts

        On October 31, 2006, the Minister of Finance (Canada) announced proposed changes to the income tax treatment of distributions and allocations to and from the Fund. On June 12, 2007, the proposed legislation, with certain modifications, passed third reading and received royal assent on June 22, 2007. The proposals, which are effective for the 2011 taxation year, subject to certain conditions, make certain income earned by the Fund taxable in a manner similar to income earned by a corporation.

Financing strategic growth

        One of management's principal objectives is to grow organically and through strategic acquisition. Growth is dependent on the Fund's ability to access debt and equity in the capital markets. Any restrictions will affect the Fund's growth objective.

Distributions

        Distributions are dependent on free cash flow available for distribution(B) and other factors, including but not limited to the Fund's ability to access debt and equity in the capital markets. The rate of distribution declared per trust unit, and by extension PPS dividends, is reviewed by the Trustees from time to time.

Normal course issuer bid

        On November 6, 2006, the Fund received approval to commence a normal course issuer bid for up to 2% of the trust units outstanding in any 30 day period and not more than 10% of trust units outstanding in any 365 day period, where total trust units outstanding is equal to 53,617. The normal course issuer bid has terminated and no trust units were repurchased.

Withholding taxes on foreign source income

        Withholding taxes on foreign source income are recorded as current income tax expense on the consolidated statement of operations and comprehensive (loss) income. An increase in dividends paid, or the erosion of IESI's ability to return capital, will result in increasing withholding taxes.

Optimization of tax losses and tax efficiency of structure

        Management of the Fund periodically reviews its organizational structure to promote tax efficiency and optimize the use of tax losses within the structure. The Fund expects to incur additional reorganization costs in this regard.

 Critical Accounting Estimates

Landfill closure and post-closure costs

        Costs associated with capping, closing and monitoring the landfill after it ceases to accept waste are recognized at fair value over the landfill's operating life which is the period over which the landfill accepts waste. The Fund develops estimates for closure and post-closure costs with input from its engineers, and landfill and accounting personnel. Estimates are reviewed at least once annually and consider the various regulations that govern each facility. Revenues derived from the Fund's landfill gas to energy facilities do not reduce the Fund's closure and post-closure cost estimates for periods during or post waste acceptance. The Fund's landfill closure and post-closure cost estimates approximate fair value, as quoted market prices are generally not available. Accordingly, the Fund develops its fair value estimates using present value techniques that considers and incorporates assumptions marketplace participants would use in the determination of these estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management's understanding of current and future economic conditions and the expected timing of expenditures. An inflation factor of 3.0% and 2.5% has been used in the derivation of fair value estimates for the Fund's Canadian and U.S. landfills, respectively. Fair value estimates are then discounted back to their present value using the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Fund's credit standing. The credit adjusted risk free rate is based on management's understanding of current and future economic conditions and the expected timing of expenditures. Accordingly, the Fund has discounted landfill closure and post-closure costs using a credit adjusted risk free rate of 5.6% and 7.2% for its Canadian and U.S. landfills, respectively. Due to the inherent uncertainty in making these estimates, actual results could differ. Future changes in the Fund's credit standing do not change previously recorded closure and post-closure costs, but impact subsequent fair value calculations.

        Reliable estimates of market risk premiums are not available as there is no existing market for selling the responsibility of landfill closure and post-closure activities. Accordingly, the Fund has excluded any estimate of market risk premiums in the determination of fair value for landfill closure and post-closure costs.

        Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate. Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

        The Fund records the estimated fair value of landfill closure and post-closure costs as airspace is consumed. The total obligation will be fully accrued at the time these facilities cease to accept waste and are closed.

        Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas to energy collection and flaring systems, and other activities, are charged to operating expenses during the operating life of the landfill. These same costs are estimated and included in the Fund's landfill closure and post-closure accruals for all activities that occur post the landfill's operating life. Maintenance activities are generally required for a period of 30 years post waste acceptance.

        Accretion, representing an increase in the carrying amount of landfill closure and post-closure cost accruals due to the passage of time, is recognized as an operating expense in the consolidated statement of operations and comprehensive (loss) income and continues post waste acceptance.

        The assumptions included in the determination of closure and post-closure cost obligations are significant and numerous. Accordingly, it is not practical to disclose the sensitivity of each estimate in isolation or in aggregate or to provide a probable range of possible outcomes which may differ from recorded or disclosed amounts. Changes in estimated costs, the estimated closure and post-closure spending sequence, discount rates, and capacities may have a significant impact on future closure and post-closure cost obligations, the related landfill assets, and the results of operations. Changes to assumptions while a landfill is accepting waste is accounted for prospectively and reflected as a revision in estimated cash flows in the year of the change. The impact of the change in subsequent periods is recognized over the landfills estimated remaining useful life. Changes in assumptions that affect landfills which are no longer accepting waste are charged to operations when known.

        The following tables outline key assumptions used to determine the fair value of landfill closure and post-closure costs, the expected timing of landfill closure and post-closure expenditures, and reconcile beginning and ending landfill closure and post-closure costs:

December 31, 2007
Fair value of legally restricted assets	$5,976
Undiscounted closure and post-closure costs	$373,364
Credit adjusted risk free rate — Canadian segment landfills	5.6%
Credit adjusted risk free rate — U.S. segment landfills	7.2%

Expected timing of undiscounted landfill closure and post-closure expenditures
2008	$2,900
2009	9,184
2010	8,892
2011	4,984
2012	9,471
Thereafter	337,933

$373,364

	2007	2006
Landfill closure and post-closure costs, beginning of year	$64,535	$66,405
Provision for landfill closure and post-closure costs, during the year	9,554	8,180
Accretion expense, during the year	3,086	2,932
Landfill closure and post-closure expenditures, during the year	(4,541)	(13,016)
Revisions to estimated cash flows, during the year	(5,430)	177
Foreign currency translation adjustment, during the year	(8,361)	(143)

Landfill closure and post-closure costs, end of year	$58,843	$64,535

        Readers are reminded that the Fund reports its financial results in Canadian dollars. Consequently, changes in the foreign currency exchange rate between Canada and the U.S. impacts the translated value of the Fund's U.S. landfill assets and landfill closure and post-closure cost obligations and operating results. U.S. denominated amounts are settled in U.S. dollars from U.S. cash flows.

Other

        Other estimates include, but are not limited to, the following: estimates of the Fund's allowance for doubtful accounts receivable; realization of future income tax assets; future earnings, income tax and other estimates used in the determination of the fair value of goodwill for the Fund's annual test of impairment; deferred cost recoverability assumptions; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued accident claims reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; various economic estimates used in the development of fair value estimates; and future income tax assets and liabilities.

New Accounting Policies Adopted

        On January 1, 2007, the Fund adopted revisions to the CICA accounting standard for Accounting Changes (section 1506). The revised standard sets forth expanded disclosures for changes in accounting policies, accounting estimates, and accounting errors. The standard requires that accounting changes be applied retrospectively unless otherwise permitted or where it is deemed impractical. The standard also requires that the Fund disclose new primary sources of GAAP that have been issued, but are not adopted because they are not currently effective.

        On January 1, 2007, the Fund adopted the following CICA accounting standards: Financial Instruments — Recognition and Measurement (section 3855), Financial Instruments — Disclosure and Presentation (section 3861), Hedges (section 3865), Comprehensive Income (section 1530), Investments (section 3051), and Equity (section 3251). The Fund adopted these standards retrospectively without restatement, with the exception of the presentation of accumulated gains and losses on the translation of self sustaining foreign operations.

Financial instruments

        This section outlines standards for recognizing and measuring balance sheet financial instruments and for reporting the resulting gains and losses. The standard requires that all financial assets and liabilities, including derivatives and derivatives that are part of a hedging relationship, be measured at fair value, with the exception of the following: loans and receivables; held-to-maturity investments; investments in available for sale equity instruments that do not have a quoted market price in an active market; and financial liabilities measured at amortized cost. The standard also requires that all non-financial derivatives, subject to certain exceptions, be measured at fair value.

        Gains or losses on financial instruments measured at fair value are recognized in the determination of net income in the periods in which they arise, with the exception of the following: gains and losses on financial assets classified as available for sale and certain financial instruments that are part of a designated hedging relationship.

        The effect of adopting these sections is detailed in the Fund's consolidated financial statements.

        On adoption of CICA 3855, the Fund concluded that the redemption option on its debentures was an embedded derivative. Accordingly, the Fund recorded the difference between the carrying amount of its debentures and the redemption options values. In addition, subsequent fair value changes to the redemption options were recorded in the Fund's consolidated statement of operations and comprehensive (loss) income. Management has determined that its interpretation of CICA 3855, as it relates to embedded derivatives, was inconsistent with interpretations of other reporting issuers and other ancillary interpretations and practices. The

Fund has since concluded that the fair value of the redemption option on its debentures is $nil. The Fund's adjustment, are as follows:

	2007
	Q1	Q2	Q3
Consolidated Balance Sheets
Future income tax (liabilities) assets	$(1,399)	$2,043	$1,159
Other liabilities	$1,003	$2,602	$548
Non-controlling interest	$263,046	$259,009	$255,980
Unitholders' equity	$687,080	$710,930	$653,357
Consolidated Statements of Operations and Comprehensive (Loss) Income
Net loss (gain) on financial instruments	$1,855	$(3,061)	$2,924
Income before income taxes and non-controlling interest	$6,723	$12,195	$14,962
Income tax (recovery) expense — future	$(7,455)	$1,217	$485
Income before non-controlling interest	$12,515	$7,034	$12,584
Non-controlling interest	$2,150	$1,174	$2,044
Net income	$10,365	$5,860	$10,540
Comprehensive income (loss)	$5,307	$(39,575)	$(31,419)
Net income per trust unit, basic and diluted	$0.19	$0.10	$0.18
Consolidated Statements of Cash Flows
Net income	$10,365	$5,860	$10,540
Future income taxes	$(7,455)	$1,217	$485
Net loss (gain) on financial instruments	$1,855	$(3,061)	$2,924
Non-controlling interest	$2,150	$1,174	$2,044
Consolidated Statements of Unitholders' Equity, Deficit and Accumulated
Other Comprehensive Loss
Accumulated net income, beginning of period or year	$86,947	$93,742	$99,602
Net income, during the period	$10,365	$5,860	$10,540
Transition adjustment	$(3,570)	$—	$—
Accumulated net income, end of period	$93,742	$99,602	$110,142
Unitholders' equity	$687,080	$710,930	$653,357

Hedges

        This section outlines when and how hedge accounting may be applied. Applying hedge accounting is at the option of the issuer. Management of the Fund has not adopted hedge accounting and accordingly adopting this section did not have any effect on the Fund's consolidated financial statements.

Comprehensive income

        This section outlines reporting and disclosure standards for comprehensive income and its components. The new standard does not address issues of recognition and measurement. Comprehensive income represents all changes to unitholders' equity, other than those arising from investments by and distributions to unitholders. The effect of adopting this section is detailed in the Fund's consolidated financial statements.

Investments

        This section establishes accounting standards for investments subject to significant influence and for measuring and disclosing certain other non-financial investments. Adopting this section had no impact on the consolidated financial statements of the Fund.

Equity

        This section establishes standards for the presentation of equity and changes in equity during the reporting period. Adopting this section resulted in changes to the Fund's included in the Fund's consolidated financial statements.

New Accounting Policies Requiring Adoption

Financial instruments

        CICA accounting standards, Financial Instruments — Disclosures (section 3862), Financial Instruments — Presentation (section 3863), and Capital Disclosures (section 1535) require additional disclosures with respect to the significance and risks, and management, of financial instruments and capital disclosures as they relate to the Fund's objectives, policies and process for managing capital. The standards are applicable to annual and interim financial statements for fiscal years beginning on or after October 1, 2007. The Fund is currently evaluating the impact of adopting these new standards and does not expect their adoption to have a material impact on the Fund's consolidated financial statements.

Goodwill and intangible assets

        CICA accounting standard, Goodwill and Intangibles (section 3064), replaces Goodwill and Other Intangibles (section 3062) and Research and Development Costs (section 3450). The primary changes to CICA 3064 establish standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, with early adoption encouraged. Adopting this section is not expected to have any impact on the Fund's consolidated financial statements.

Financial Information Controls and Procedures

        The Vice Chairman and Chief Executive Officer and the Chief Financial Officer of the Fund, together with various levels of management, have evaluated the Fund's controls and procedures at December 31, 2007 and are collectively satisfied that the Fund's disclosure controls and procedures were adequate and effective to ensure significant information relating to the Fund is disclosed in accordance with regulatory requirements.

        For the year ended 2007, there have been no changes to the Fund's internal control over financial reporting that had, or is reasonably likely to have, a material affect on its internal controls over financial reporting.

Definitions of EBITDA and free cash flow available for distribution

(A)
All references to "EBITDA" in Management's Discussion and Analysis are to "income before the following" on the consolidated statement of operations and comprehensive (loss) income. "Income before the following" excludes some or all of the following: "amortization, interest on long-term debt, financing costs, net gain or loss on sale of capital and landfill assets, net gain or loss on financial instruments, net foreign exchange gain or loss, write-off of deferred financing costs, other expenses, income taxes, and non-controlling interest". EBITDA is a term used by the Fund that does not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and is therefore unlikely to becomparable to similar measures used by other issuers. EBITDA is a measure of the Fund's operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by management as either non-cash (in the case of amortization, certain financing costs, write-off of deferred financing costs, net gain or loss on financial instruments, net foreign exchange gain or loss, and future income taxes) or non-operating (in the case of interest on long-term debt, net gain or loss on sale of capital and landfill assets, certain financing costs, other expenses, current income taxes, and non-controlling interest). EBITDA is a useful financial and operating metric for management, the Fund's Trustees, and its lenders, as it represents a starting point in the determination of free cash flow available for distribution(B). The underlying reasons for exclusion of each item are as follows:

  Amortization — as a non-cash item amortization has no impact on the determination of free cash flow available for distribution(B).

  Interest on long-term debt — interest on long-term debt is a function of the Fund's reflects the treasury/financing activities of the Fund and represents a different class of expense than those included in EBITDA.

  Financing costs — financing costs are a function of the Fund's treasury financing activities and represents a different class of expense than those included in EBITDA.

  Net gain or loss on sale of capital and landfill assets — the gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow available for distribution(B), because proceeds from the sale were either reinvested in other capital or landfill assets or used to repay the Fund's revolving credit facility.

  Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow available for distribution(B).

  Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow available for distribution(B).

  Write-off of deferred financing costs — as a non-cash item, write-off of deferred financing costs has no impact on the determination of free cash flow available for distribution(B).

  Other expenses — other expenses represent amounts paid to management of the Fund on account of certain acquisitions and are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in EBITDA.

  Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from the daily operations of the Fund.

  Non-controlling interest — non-controlling interest represents a direct non-controlling equity interest in IESI through PPS holdings. Accordingly, non-controlling interest represents a different class of expense than those included in EBITDA.

  EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between EBITDA and net income (loss) are detailed in the consolidated statement of operations and comprehensive (loss) income beginning with "income before the following" and ending with "net income (loss)".

(B)
The Fund has adopted a measurement called "free cash flow available for distribution" to supplement net income (loss) as a measure of operating performance. Free cash flow available for distribution is a term which does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to calculate the amount which is available for distribution to unitholders and non-controlling interest. PPS holdings are presented as non-controlling interest in the consolidated financial statements; however, management of the Fund has elected to include the shareholdings of the non-controlling interest in the calculation of free cash flow available for distribution as PPSs are entitled to dividends that are economically equivalent to the distributions received by unitholders and PPSs are exchangeable on a one-to-one basis for trust units of the Fund. Details of the calculation are included in the "Other Performance Measures — Free cash flow available for distribution(B)" section of this MD&A. Free cash flow available for distribution is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flow as a measure of liquidity. All references to "free cash flow available for distribution" in this MD&A have the meaning set out in this note.

(C)
Excess free cash flow available for distribution represents the result of free cash flow available for distribution(B) less distributions and dividends declared.

QuickLinks

  Exhibit 4.4
BFI Canada Income Fund — MD&A for the year ended December 31, 2007
Highlights — For the year ended December 31, 2007 (all amounts are in thousands of Canadian dollars, except per trust unit and participating preferred share ("PPS"), unless otherwise stated)
Review of Operations — For the year ended December 31, 2007 (all amounts are in thousands of Canadian dollars, except foreign currency exchange rate amounts, unless otherwise stated)
Financial highlights — For the three months ended December 31, 2007 (all amounts are in thousands of Canadian dollars)
Review of Operations — For the three months ended December 31, 2007
Other Performance Measures — For the year ended December 31, 2007 (all amounts are in thousands of Canadian dollars, except per trust unit and PPS amounts)
Selected Annual Information (all amounts are in thousands of Canadian dollars, except per trust unit, PPS, and subscription receipt amounts)
Summary of Quarterly Results (all amounts are in thousands of Canadian dollars, except per trust unit amounts)
Financial Condition (all amounts are in thousands of Canadian dollars, unless otherwise stated)
Liquidity and Capital Resources (all amounts are in thousands of Canadian dollars, except per tonne amounts, unless otherwise stated)
Seasonality
Risks and Uncertainties
Outlook (all amounts are in thousands of Canadian dollars, unless otherwise stated)
Critical Accounting Estimates
New Accounting Policies Adopted
New Accounting Policies Requiring Adoption
Financial Information Controls and Procedures
Definitions of EBITDA and free cash flow available for distribution